Exhibit 99.1

Alpha Tau Successfully Treats First Pancreatic Cancer Patient in Italy with Alpha DaRT® at the University of Verona’s Pancreas Institute

●	First patient ever treated with Alpha DaRT for pancreatic cancer in Italy, under a clinical study conducted at the world-renowned Pancreas Institute of the University of Verona

●	The study is the first Alpha DaRT pancreatic cancer protocol worldwide to permit both endoscopic ultrasound (EUS)-guided and percutaneous delivery of Alpha DaRT sources, expanding the spectrum of access alternatives available to physicians including interventional radiologists, interventional oncologists, gastroenterologists, endoscopists and surgeons

●	The successful treatment follows the first European patient treated in April 2026 in France’s ongoing multicenter ACAPELLA trial, and joins the ongoing IMPACT multicenter trial in the United States, reflecting the rapid global expansion of Alpha Tau’s pancreatic cancer program

●	According to the WHO (2022) 15,710 Italians were diagnosed with pancreatic cancer, while annual pancreatic cancer deaths reach 14,903- one of the very few common cancers in Italy where mortality remains high

Jerusalem, May 7, 2026 - Alpha Tau Medical Ltd. (Nasdaq: DRTS, DRTSW) (“Alpha Tau”), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, today announced the successful treatment of the first patient in Italy in its feasibility and safety study of intratumoral diffusing alpha-emitter radiation for locally advanced pancreatic cancer (Protocol CTP-PANC-03). The procedure was performed at the Azienda Ospedaliera Universitaria Integrata di Verona by a multidisciplinary team of the Pancreas Institute, led by Pr. Salvatore Paiella, MD, PhD, principal investigator of the trial and Associate Professor of General Surgery at the University of Verona.

Pancreatic cancer remains one of the most lethal malignancies in Italy. The 2024 incidence is nearly evenly distributed between men (6,873 cases) and women (6,712 cases), with national five-year net survival of just 11% in men and 12% in women. Roughly one patient in five is diagnosed when the tumor is still localized and amenable to surgery, meaning approximately 80% present with already advanced disease. Pancreatic ductal adenocarcinoma is the fourth leading cause of cancer-related death in women and the sixth in men in Italy, and approximately 30% of patients present with locally advanced, inoperable disease - the population for whom this study was designed.

By enabling two complementary delivery pathways - endoscopic ultrasound (EUS) and percutaneous - within a single protocol, the study aims to bring interventional radiologists and interventional oncologists into the Alpha DaRT pancreatic treatment paradigm alongside gastroenterologists, endoscopists and surgeons, and to accommodate patients whose tumor location or anatomy is less amenable to EUS access alone.

Uzi Sofer, CEO of Alpha Tau, commented: “The Pancreas Institute in Verona is widely regarded as one of the leading pancreatic cancer centers in the world, and it has been a tremendous privilege to partner with Pr. Paiella and his brilliant team to offer the surgical, scientific, and multidisciplinary approach that this disease demands - a disease in which Italian patients face an exceptionally grim outlook. Just as significant is that this is the first Alpha DaRT protocol to incorporate the percutaneous delivery route. That choice reflects what we call our ‘Innovation in Simplicity’ philosophy at Alpha Tau: rather than asking physicians to learn fundamentally new techniques, our R&D team’s focus is on adapting Alpha DaRT to the workflows that interventional radiologists, interventional oncologists, gastroenterologists, and surgeons already perform every day. Each delivery route we open up means more alternatives for physicians, more capable centers, and ultimately more lives potentially reached.”

Robert B. Den, MD, Chief Medical Officer of Alpha Tau, stated: “With this study, three complementary Alpha DaRT pancreatic cancer trials are advancing simultaneously, each designed for a distinct clinical context. Our IMPACT trial in the United States evaluates Alpha DaRT combined with chemotherapy in newly diagnosed unresectable patients, ACAPELLA in France evaluates Alpha DaRT with capecitabine in patients who have completed first-line mFOLFIRINOX, and this study is designed specifically for those who have already received chemotherapy or who are medically unfit for systemic treatment - a real-world population that often has no defined next step - and evaluates Alpha DaRT as a stand-alone local intervention. The protocol’s allowance of percutaneous source placement carries scientific weight beyond physician access: it gives us the opportunity to generate prospective safety, dosimetric, and clinical outcome data on an alternative delivery route that interventional teams already use routinely for pancreatic procedures. Doing this work with the team at the Verona Pancreas Institute, an internationally recognized reference center, gives us confidence in the rigor with which the evidence will be generated.”

Pr. Salvatore Paiella, MD, PhD, principal investigator and Associate Professor of General Surgery at the Pancreas Institute, University of Verona, added: “At the Pancreas Institute of the University of Verona, our patients benefit from a genuinely multidisciplinary model in which surgeons, gastroenterologists, endoscopists, oncologists, radiologists, and pathologists operate as a single team, supported by one of the highest pancreatic surgical volumes in Europe and a long-established research program. That clinical foundation is what allows us to undertake a study of this kind with the diligence it requires. From a procedural standpoint, the Alpha DaRT insertion proved straightforward - the sources are placed directly into the tumor through image-guided approaches, in a single session, without the burden of repeated treatments. Being the first center anywhere to evaluate the percutaneous delivery route within an Alpha DaRT protocol is something we take particular pride in. It broadens the eligible patient population beyond cases optimally suited to endoscopic access, and positions us to help define how this therapy is integrated into the wider pancreatic cancer treatment pathway. I am glad to work with Dr. Stefano Francesco Crinò and Prof. Mirko D’Onofrio, who both have extensive experience in interventional procedures in pancreatic tumors.”

About the Study

CTP-PANC-03 (“A Feasibility and Safety Study of Intratumoral Diffusing Alpha Radiation Emitters for the Treatment of Locally Advanced Pancreatic Cancer”) is a prospective, interventional, open-label, single-arm, single-center clinical study planned to enroll up to 15 patients with locally advanced pancreatic cancer at the Azienda Ospedaliera Universitaria Integrata di Verona, with a planned safety interim analysis after the first 5 patients. Eligible patients must have histologically or cytologically confirmed locally advanced pancreatic cancer, have received at least one line of chemotherapy or be medically unfit for chemotherapy, and have an unresectable tumor of ≤ 5 cm in longest diameter. The primary objective is to evaluate the feasibility and safety of Alpha DaRT source placement; secondary objectives include local control per RECIST v1.1, changes in CA 19-9 biomarker levels, tumor coverage, and adverse event incidence. Exploratory objectives include changes in immune biomarkers (CD3, CD4, CD8, CD69, CD137) following treatment. Per protocol, Alpha DaRT sources may be delivered using either endoscopic ultrasound guidance or a percutaneous approach.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

About Alpha DaRT®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “being,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, including with respect to the CTP-PANC-03 trial, the safety, feasibility, and efficacy of Alpha DaRT in locally advanced pancreatic cancer, the percutaneous delivery approach, and the Company’s global clinical expansion strategy, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 9, 2026, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com

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